Mail Stop 3561

August 17, 2005

Cameron Fink, Chief Executive Officer
Gondwana Energy Ltd.
Suite 400-534  17th Avenue S W
Calgary Alberta,  T2S 0B1  Canada


       RE:  Gondwana Energy Ltd. ("the company")
               Amendment No. 2 to Registration Statement on
               Form 10-SB
               Filed July 12, 2005
               File No.  0-51203

Dear Mr. Fink:

We have reviewed your amended filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1.  Description of Business

(a) Business Development, page 3

Please expand the initial paragraph to provide a brief background for the "related company TAG Oil Ltd.", including identifying any related parties or affiliations.


Cameron Fink
Gondwana Energy Ltd.
August 17, 2005
Page 2

Further, please clarify the reference to "consideration equal to past costs..."

Item 5.  Directors, Executive Officers, Promoters..., page 14

Please add your supplemental response to our previous comment under this heading regarding Rory O`Byrne.

Likewise, please add the supplemental information pertaining to Garth
Johnson in the Item 7. "Certain Relationships and Related
Transactions" section.

Item 5.  Executive Compensation, page 15

Please revise to add footnote disclosure to the table to clarify the terms of CEO for each individual named in the table

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Carlton Tartar at (202) 551-3387 if you have any questions regarding the financial statements and related matters.
Please contact Janice McGuirk at (202) 551-3395 with any other questions.



Sincerely,




John Reynolds

Assistant Director

Via fax:  (509) 691-9936